Via EDGAR:

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

                  Re:  Application for Withdrawal
                       Market Integrity, Inc.
                                  Notification under Regulation E on Form 1-E
                                  (File No. 095-00281)


Ladies and Gentlemen:

      Pursuant to Rule 477 of Regulation C under the Securities Act of 1933, as amended (the "Act"), Market Integrity, Inc., a Nevada corporation (the "Registrant"), hereby requests that the Notification under Regulation E on Form 1-E (File No. 095-00281) filed with the Securities and Exchange Commission on July 26, 2005, together with all exhibits thereto (the "Form 1-E"), be withdrawn on the grounds that such withdrawal is consistent with the public interest and the protection of investors as contemplated by Rule 477. The Registrant is requesting withdrawal of the Form 1-E because the Registrant has determined that the Notification under Regulation E on Form 1-E should not proceed at this time. No securities have been sold under the Notification under Regulation E Form 1-E.

      The Registrant requests that all fees paid to the Securities and Exchange Commission in connection with the filing of the Registration Statement be credited to the Registrant's account for future use.

      If you have any questions regarding this matter or if this application for withdrawal of the Registration Statement will not be granted, please contact Christopher Dieterich, General Counsel of the Registrant, at (310) 312-6888.

                                 Sincerely,

                                 Market Integrity, Inc.

                                 By:  /s/ Jon Roberts
                                     ---------------------
                                     Jon Roberts
                                     President